

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2023

Jim Xu
Chief Executive Officer
LOBO EV TECHNOLOGIES LTD
Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd
Xinwu District, Wuxi, Jiangsu
People's Republic of China, 214111

> **Re: LOBO EV TECHNOLOGIES LTD**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed on November 17, 2023**
> **File No. 333-270499**

Dear Jim Xu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 13, 2023 letter.

Amendment No. 4 to Form F-1 filed November 17, 2023

Dilution, page 59

1. We note your calculation of net tangible book value in your response. Please note that net tangible book value is generally your tangible assets (total assets less intangible assets and deferred IPO costs) less liabilities. Refer to Section 8300 of the Division's Financial Reporting Manual and revise accordingly.

Exhibits

2. We note that you filed exhibits 10.13 and 10.14; however, the filed exhibits are in a foreign language. Please file an English translation of the exhibits. Refer to Exchange Act Rule 12b-12(d).

Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lawrence Venick